June 30, 2006
Mindy Hooker
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Hanover Compressor Company
Hanover Compression Limited Partnership
Hanover Equipment Trust 2001A
Hanover Equipment Trust 2001B

Forms 10-K for the fiscal year ended December 31, 2005
File Nos. 1-13071; 1-31934; 333-75814; 333-75818
Dear Ms. Hooker:
          We are responding to the staff’s comment letter dated June 9, 2006 with respect to the above-referenced filings. To assist in the staff’s review, the full text of each of the staff’s comments in each numbered response precedes our response to the comment. Additionally, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	Where appropriate, please address the following comments as they relate to the Hanover Compression LP, Hanover Equipment Trust 2001A and Hanover Equipment Trust 2001B filings.
Response:
We will address the comments as they relate to Hanover Compression Limited Partnership, Hanover Equipment Trust 2001A and Hanover Equipment Trust 2001B filings.

Hanover Compressor Company Form 10-K for the Year Ended December 31, 2005
Item 9A. Controls and Procedures, page 59
2.	We note your disclosure that your “principal executive officer and principal financial officer believe that [your] disclosure controls and procedures were effective to ensure that material information was accumulated and communicated to [your] management, including [your] principal executive officer and principal financial officer, as appropriate to assure that the information has been properly recorded, processed, summarized and reported and to allow timely decisions regarding disclosure.” We note that this is a condensed definition as defined by Rule 13a-15(e) and 15d-15(e). In future filings, please fully disclose the definitions of controls and procedures, or alternatively, you may simply state that your controls and procedures are effective.
Response:
In future filings of Hanover Compressor Company and Hanover Compression Limited Partnership, to the extent our principal executive officer and principal financial officer reach the conclusion that our disclosure controls and procedures are effective as of the end of the period covered by the report, we will disclose that determination as follows:
“Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of [insert date as of the end of the period covered by the report]. Based on the evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective.”
Consolidated Statements of Cash Flows, page F-6
3.	Please tell us where you are classifying the proceeds from your sale of used leasing equipment.
Response:
Hanover Compressor Company and Hanover Compression Limited Partnership classify proceeds from sales of used rental equipment as proceeds from the sale of property, plant and equipment within cash flows from investing activities.

Note 1 — The Company, Business and Significant Accounting Policies, page F-9
4.	We note your discussion, both here and on page 7, of your run-time guarantees. Please tell us how you have accounted for these run-time guarantees and, if these are effectively warranties of your equipment, what consideration you have given to providing the warranty disclosures as indicated in paragraph 14 of FIN 45.
Response:
Hanover Compressor Company and Hanover Compression Limited Partnership decrease revenue for credits granted to customers related to run-time guarantees. We view run-time guarantee failures as the result of our operation/maintenance services and not a defect in the fabrication of the equipment and therefore we do not believe the product warranty disclosures discussed in paragraph 14 of FIN 45 are applicable to our run-time guarantees. The run-time guarantees are only applicable when we perform both operations and maintenance on the equipment for a customer. We do not provide run-time guarantees for products we manufacture unless we are responsible for the operations and maintenance services on the sold equipment. We account for run-time guarantees as reductions in revenue in the period in which they occur because we believe these situations do not meet the following criteria in SAB 104: (i) delivery has occurred or service has been rendered — We have not provided the service we agreed to in the contract and therefore do not believe we have earned the associated revenue and (ii) collectibility is reasonably assured — We know we will not get paid for a portion of the monthly rental when we do not meet the run-time guarantees.
We perform maintenance services on virtually all of our large jobs and generally know in the month it occurs when a run-time guarantee has not been met and reduce the revenue for the credit expected to be given. Additionally, the dollar amount of the run-time guarantee credits has not historically been material to us. In the U.S. we generally bill on the first day of the month, and in 2005 we issued approximately $200,000 of credits relating to run-time guarantees. Outside of the U.S., we generally bill on the last day of the month and reduce our bill for the month to reflect the impact of run-time guarantees not met.
Note 1 — Revenue Recognition, page F-10
5.	We read that you account for revenues from compressor, production and processing equipment fabrication using the percentage-of-completion method. Please help us to understand how you determined that the percentage-of-completion method was appropriate. In this regard, please explain to us your rights and the rights of the buyer while this equipment is in-process. Refer to paragraph 22 of SOP 81-1. Also tell us how you determined that this method was appropriate for equipment that takes less than a year to produce. We note your statement that these projects take between three and thirty-six months.

Response:
Hanover Compressor Company and Hanover Compression Limited Partnership recognize compressor, production and processing equipment fabrication revenue from construction contracts under the percentage-of-completion method in accordance with SOP 81-1. These construction contracts are within the guidance given in paragraph .13 of SOP 81-1. As stated in paragraph .23 of SOP 81-1, percentage-of-completion is the preferable method of accounting for construction contracts in circumstances where reasonably dependable estimates can be made and in which all the following conditions exist:
•	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•	The buyer can be expected to satisfy his obligations under the contract.

•	The contractor can be expected to perform his contractual obligations.
We use percentage-of-completion accounting as our construction contracts meet all of the above mentioned requirements.
We considered paragraph .22 of SOP 81-1 and note that in our construction contracts our customers generally claim rights to the product as it is being produced as they make progress payments during the production cycle. The buyer generally has the right to take the work in progress, if they choose to, although it may include the assessment of a penalty. For instance, the first significant expense for some of our jobs is the preparation of technical drawings. If the customer cancels a job, they are required to pay at least our costs incurred to date (plus a margin) to cover the preparation of the drawings, but they are entitled to keep the drawings we produced. Therefore, we believe the business activity taking place supports our position that our construction contracts are in substance a continuous sale that occurs as the work progresses. We believe our accounting under percentage-of-completion matches the economic substance of the sale.
We additionally believe that using the percentage-of-completion method provides accounting results that match the economic substance of our construction jobs where work is performed over the production cycle, costs are incurred during the production cycle and progress payments are made during the production cycle. As stated in paragraph .22 of SOP 81-1, financial statements based on the percentage-of-completion method present the economic substance of a company’s transactions and events more clearly and more timely than financial statements based on the completed-contract method, and they present more accurately the relationships between gross profit from contracts and related period costs. Based on this statement and the number of fabrication jobs which span over quarter and year end, we determined that it was appropriate to use the percentage-of-completion method to account for our construction contracts.
Due to the rights of the customer during the production cycle and the fact that we believe the percentage-of-completion method provides financial statements that match the economic substance of our transactions, we believe it is appropriate to use the percentage-of-completion method on contracts lasting three months to one year.
Note 11 — Debt, page F-23
9.0% senior notes due 2014 and 8.625% senior notes due 2010, page F-26
6.	Please provide the appropriate disclosures as required by Rule 3-10(e) of Regulation S-X or tell us why you believe these disclosures are not required.
Response:
We do not believe the disclosures required by Rule 3-10(e) of Regulation S-X are applicable because Hanover Compression Limited Partnership (the guarantor of Hanover Compressor Company’s 9.0% senior notes due 2014 and 8.625% senior notes due 2010) is a separate SEC filer who met the financial statement requirements of Regulation S-X in accordance with Rule 3-10(a)(1).
4.75% Convertible Senior Notes due 2014, page F-26
4.75% Convertible Senior Notes due 2008, page F-27
7.25% Convertible Subordinated Notes due 2029, page F-28
7.	We note that all of the above mentioned notes are convertible at fixed prices subject to adjustments in certain events. Please tell us what these events are and what consideration you have given to SFAS 133 and EITF 00-19 regarding the possibility of embedded derivatives.
Response:
See Exhibit I for a description of the events that could adjust the conversion price.
We considered whether the above-mentioned notes contained embedded derivatives according to the guidance in SFAS 133 and EITF 00-19. Paragraphs 11.a and 12.c of SFAS 133 state that an entity should not consider as derivative instruments contracts issued or held by an entity that are both (1) indexed to its own stock and (2) would be classified in stockholders’ equity in its statement of financial position if it were a freestanding derivative. The convertible debt agreements are indexed to our own stock and the assessment of whether the embedded derivatives would be classified in equity if they were freestanding derivatives is based on the provisions in EITF 00-19. If convertible debt is classified as conventional convertible debt, then we can conclude that the conversion feature would be classified in stockholders’ equity in our statement of financial position if it were a freestanding derivative (according to paragraph 4 of EITF 00-19).
According to EITF 00-19, conventional convertible debt is debt whereby the holder will receive a fixed amount of shares or the equivalent amount of cash as proceeds when he exercises the conversion option. We believe the adjustments to the fixed conversion prices in the above-referenced debt agreements are standard anti-dilution provisions (such as to account for stock splits) and are within our control. Paragraph 8 of EITF 05-2 states that “standard” antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of SFAS 123(R)). As we believe the conversion features in our convertible debt agreements meet the definition of standard antidilution provisions of EITF 05-2 and SFAS 123(R)’s glossary definition of equity restructuring transaction, we believe the holder of our convertible notes will receive a fixed number of shares.
Upon conversion by the holders, accrued interest is paid in cash and not stock and therefore will not affect the number of shares issued. We also considered the provision that would allow our Board of Directors to offer a beneficial conversion feature to induce conversion if desired. We believe beneficial conversion features should be recognized only when triggered (if ever) and would not impact our conclusion regarding conventional convertible debt. Additionally, this feature is within our control. We also believe that a company could offer a beneficial conversion even if it were not explicitly in the original debt agreement. Therefore, we believe the above-referenced debt agreements are conventional convertible debt and the conversion feature does not need to be bifurcated and separately accounted for as a derivative.
Hanover Compression Limited Partnership Form 10-K for the Year Ended December 31, 2005
8.	In future filings please use Commission file number 1-31934 on the cover of your Hanover Compression Limited Partnership filings.
Response:
In future filings of Hanover Compression Limited Partnership, we will use Commission file number 1-31934 on the cover of our Hanover Compression Limited Partnership filings.
Please contact Anita Colglazier with any further questions or comments.
Very truly yours,

/s/ Anita H. Colglazier

Anita H. Colglazier
Vice President and Controller
Principal Accounting Officer

Cc:	John Jackson
Lee Beckelman
Jennifer Thompson
John Cash

Set forth below is a summary of the events that could adjust the conversion price.
Exhibit I
The 4.75% Convertible Senior Notes due 2014 and the 4.75% Convertible Senior Notes due 2008 can have the conversion price adjusted due to the following events:
•	the payment of a dividend or other distribution in shares of our common stock to holders of our common stock

•	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share less than the then current market price of our common stock;

•	the subdivision, combination or reclassification of our common stock; the distribution to all holders of our common stock of cash, evidences of our indebtedness, shares of our capital stock or other property, including securities, but excluding those dividends, distributions, rights, options and warrants referred to in the first two bullet points above, and dividends and distributions paid exclusively in cash to which the next bullet point applies;

•	a distribution to all holders of our common stock consisting exclusively of cash; and distributions upon mergers or consolidations;

•	the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, combined together with: (i) any cash and the fair market value of other consideration payable in respect of any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of the tender offer in respect of which no adjustment has been made; and (ii) the aggregate amount of all cash distributions referred to in the immediately preceding bullet point to all holders of our common stock within the 12 months preceding the expiration of the tender offer in respect of which no adjustment has been made; exceeds 10% of our market capitalization on the expiration of such tender offer.
Additionally,
•	We reserve the right to make any additional adjustments in the conversion rate as we consider necessary in order that any event treated for U.S. federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients.

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•	We may from time to time increase the conversion rate for any period of at least 20 days if our board of directors determines that an increase would be in our best interests, which determination will be conclusive.
In the event of (1) any reclassification of our common stock, (2) a consolidation, merger or binding share exchange involving us or (3) a sale or other disposition to another person or entity of all or substantially all of our assets, in which holders of our common stock would be entitled to receive stock, other securities, cash or other property for their common stock, upon conversion of their notes holders will be entitled to receive the same type of consideration which they would have been entitled to if they had converted their notes into our common stock immediately prior to any of these events.
The 7.25% Convertible Subordinated Notes due 2029 can have the conversion price adjusted due to the following events:
•	the payment of dividends or distributions payable in our common stock on our common stock;

•	the issuance of rights or warrants to all holders of our common stock;

•	subdivisions and combinations of our common stock;

•	the payment of dividends or distributions to all holders of our common stock consisting of our indebtedness, securities or capital stock, cash or assets, excluding any rights, warrants, dividends or distributions referred to in the first two bullet points and dividends and

•	distributions paid exclusively in cash;

•	payment to holders of our common stock in respect of a tender or exchange offer, other than an odd-lot offer by us or any subsidiary of ours, for our common stock at a price in excess of 110% of the market price of our common stock as of the trading day next succeeding the last date tenders or exchanges may be made in the tender or exchange offer.
Additionally,
•	We may, at our option, make other reductions in the conversion price that our board of directors determines are advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

•	If we are a party to any transaction, including a merger, consolidation,

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sale of all or substantially all of our assets, recapitalization or reclassification of our common stock or any compulsory share exchange, that results in shares of our common stock being converted into the right to receive other securities, cash or other property, then lawful provision will be made as part of the terms of the transaction so that the holders of the preferred securities will have the right to convert each Preferred Securities into: (i) in the case of any transaction other than a transaction involving a Common Stock Fundamental Change (as defined in our indenture), the kind and amount of securities, cash or other property receivable upon the consummation of the transaction by a holder of that number of shares of our common stock into which a preferred securities was convertible immediately prior to the transaction; or (ii) in the case of a transaction involving a Common Stock Fundamental Change, common stock of the kind received by holders of our common stock.

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